Contact

www.linkedin.com/in/
arunaschesonis (LinkedIn)

Top Skills

Account Management
Acquisition Integration
Allworx

Arunas Chesonis

Managing Partner at Safar Partners
Austin, Texas, United States

Summary

Mr. Chesonis co-founded Safar Partners in early 2019 and is currently one of the Managing Partners of the venture capital fund family with over $600 Million in assets under management. Mr. Chesonis has also served as CEO of Sweetwater Energy and earlier as Chairman and Chief Executive Officer of PAETEC Holding Corp., a Fortune 1000 telecommunications company acquired in 2011 by Windstream Corp. (NASDAQ: WIN), one of the largest national telecom carriers. Mr. Chesonis co- founded PAETEC in 1998.

Mr. Chesonis has a long history in sustainability initiatives. His family has supported numerous environmental and renewable energy projects at the Massachusetts Institute of Technology to address climate change. He also has personally invested in clean tech, life sciences, and software companies through his involvement at universities in Boston and Rochester.

Mr. Chesonis received the Ernst & Young Entrepreneur of the Year Award, the Herbert W. Vanden Brul Entrepreneurial Award by the College of Business at Rochester Institute of Technology and was elected to the Rochester Business Hall of Fame.

He holds a B.S. in Civil Engineering from Massachusetts Institute of Technology, an MBA from the William E. Simon Graduate School of Business at the University of Rochester, and an Honorary Doctorate of Laws from the University of Rochester. Mr. Chesonis was a member of the M.I.T. Corporation for 10 years and is a life trustee of the University of Rochester.

Experience

Safar Partners
Managing Partner
January 2019 - Present (5 years 9 months)

Safar Partners is a venture capital/growth capital fund family concentrating on commercializing technologies in the cleantech, advanced materials, life sciences, artificial intelligence, and robotic industries. Primary focus of deal flow is companies spun out of MIT, Harvard, and the University of Rochester.

www.safar.partners

Sweetwater Energy
Chairman & CEO
December 2011 - April 2023 (11 years 5 months)

Sweetwater Energy developed a unique technology for producing low-cost nanofibrillated cellulose, microcrystalline cellulose, sugars, and clean lignin from non-food plant materials to help meet the modern world's increasing bioenergy and biochemical demands.

www.sweetwater.us

Cranberry Capital
Managing Partner
January 2011 - December 2018 (8 years)

Cranberry Capital invested in ideas that had the potential to be globally important. Commercial execution of great ideas can be difficult, and Cranberry Capital was a group of successful entrepreneurs that loved to build new ideas into successful businesses, such as Clerio Vision, C2Sense, Satelles, Ubiquitous Energy, EagleDream Technologies , and Nanoramic Laboratories. Mr. Chesonis was an active participant in Cranberry and has now transitioned away from those duties.

www.crancap.com

PAETEC
Chairman and CEO
1998 - December 2011 (13 years)

PAETEC (NASDAQ:PAET) was formed in 1998 by focusing on business communications for medium and large enterprise businesses across the United States. The company grew to over $2 Billion in annual revenues and more than 5,000 employees before being purchased by Windstream in 2011.

Education

Massachusetts Institute of Technology

B.S., Civil Engineering · (1984)

University of Rochester

Masters, Business Administration · (1991)

University of Rochester

Honorary Doctorate of Laws · (2004)